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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
             ENRON ENERGIA INDUSTRIAL DE MEXICO, S. DE R.L. DE C.V.


         Enron Corp. ("Enron"), an Oregon corporation, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Enron Energia Industrial de Mexico, S. de R.L. de C.V. ("Enron Mexico"), a company organized under the laws of Mexico, for the purpose of notifying the Securities and Exchange Commission (the "Commission") that Enron Mexico is a "foreign utility company" under such
Section 33(a).

ITEM 1

         Set forth below is the following information for Enron Mexico: (a) its name; (b) its business address; (c) a description of its facilities used for the generation, transmission or distribution of electric energy for sale; and
(d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

         (a)   Name: Enron Energia Industrial de Mexico, S. de R.L. de C.V.

         (b)   Business Address:

               Enron Energia Industrial de Mexico, S. de R.L. de C.V. Av. Lazaro Cardenas 2321, Ste. 601
               Residencial San Agustin
               San Pedro Garza Garcia
               Nuevo Leon 66260  Mexico

         (c) Description of Facilities: Enron Mexico is engaged in the development of a 245 MW natural gas powered cogeneration facility to be located near Monterrey, Mexico. Enron Mexico will sell both electricity and steam under power purchase and steam purchase agreements to retail customers in Mexico. No part of Enron Mexico's income will be derived, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power within the United States, and Enron Mexico is not a public utility company operating in the United States.



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         (d) Shareholders Holding Five Percent or More of its Voting
Securities: Enron Energia Industrial de Mexico B.V., a Dutch corporation ("Enron Netherlands"), owns a 98.88% interest in Enron Mexico. Enron Capital & Trade Resources Mexico Holdings B.V., a Dutch corporation ("ECTRM"), owns 100% of Enron Netherlands. Enron North America Corp., a Delaware corporation ("ENA"), owns 100% of ECTRM, and Enron owns 100% of ENA.

ITEM 2

         Domestic Associate Public Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public-utility that is engaged in the generation, transmission and distribution of electricity predominantly in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of Enron Mexico, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Enron also has filed an application with the Commission claiming an exemption under Section 3(a)(3) and, alternatively, Section 3(a)(5) of the Act. Portland General Electric Company does not own any interest in Enron Mexico.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         ENRON CORP.



                                         By: /s/ REX R. ROGERS
                                            ---------------------------------
                                         Name:  Rex R. Rogers
                                         Title: Vice President and
                                                Associate General Counsel

                                         November 13, 2000

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